Life Clips Inc.

18851 NE 29th Ave., Suite 700 PMB# 348, Aventura, FL 33180

July 26, 2021

United States Securities & Exchange Commission

Christine Westbrook

100 F Street NE

Washington, DC 20549

Re:	Life Clips, Inc.
DEF 14C
Filed July 20, 2021

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Life Clips Inc. (the “Registrant”) hereby requests immediate withdrawal of its DEF 14C, which was filed with the Securities and Exchange Commission (the “Commission”) on July 20, 2021 along with any exhibits (the “DEF 14C”).

The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the DEF 14C and the corporate actions disclosed therein have not been effectuated.

The Registrant believes that withdrawal of the DEF 14C is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

It is our understanding that this application for withdrawal of the DEF 14C will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions, please contact our counsel, Jonathan Leinwand (954) 903-7856.

Thank you in advance for your assistance.

Very Truly Yours,

LIFE CLIPS INC.

By:	/s/ Robert Grinberg
Robert Grinberg, CEO